Zevra Therapeutics, Inc.

1180 Celebration Boulevard, Suite 103

Celebration, FL 34747

April 4, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Tim Buchmiller

Re:	Zevra Therapeutics, Inc.

Registration Statement on Form S-3

Filed February 2, 2024

Registration No. 333-276856

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby respectfully request acceleration of the effective date of the Registration Statement on Form S-3 (Registration No. 333-276856) (the “Registration Statement”) of Zevra Therapeutics, Inc. (the “Company”), so that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on April 8, 2024, or as soon thereafter as practicable, or at such later time as the Company or its counsel may request via telephone call to the staff.

Please contact Nathan Ajiashvili of Latham & Watkins LLP, counsel to the Company, at (212) 906-2916 to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Thank you for your assistance in this matter.

Very truly yours,

ZEVRA THERAPEUTICS, INC.

By:	/s/ R. LaDuane Clifton, CPA
Name: R. LaDuane Clifton, CPA
Title: Chief Financial Officer, Secretary and Treasurer

cc:	Neil F. McFarlane, Zevra Therapeutics, Inc.

Timothy J. Sangiovanni, CPA, Zevra Therapeutics, Inc.

Nathan Ajiashvili, Latham & Watkins LLP

Cheston J. Larson, Latham & Watkins LLP